UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __________

OR

[X]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from October 31, 2022 to December 31, 2022

Commission file number 1-2402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jennie-O Turkey Store Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation 1 Hormel Place Austin, MN 55912 507-437-5611

Jennie-O Turkey Store Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2022 and October 30, 2022 and for the two month period ended December 31, 2022 and the year ended October 30, 2022

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of
Jennie-O Turkey Store Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Jennie-O Turkey Store Retirement Savings Plan (the Plan) as of December 31, 2022 and October 30, 2022, and the related statements of changes in net assets available for benefits for the two month period ended December 31, 2022 and year ended October 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and October 30, 2022, and the changes in its net assets available for benefits for the two month period ended December 31, 2022 and year ended October 30, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2022 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2005.
Minneapolis, Minnesota
June 28, 2023

Jennie-O Turkey Store Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2022	October 30, 2022
Assets
Investments:
Investments at fair value	$194,348,541	$189,289,635
Investments at contract value	38,990,335	38,176,358
Total investments	233,338,876	227,465,993
Receivables:
Contributions from employer	216,140	368,715
Contributions from participants	373,458	388,089
Promissory notes from participants	15,532,653	15,301,552
Interest and dividend income	34,152	39,333
Total receivables	16,156,403	16,097,689
Net assets available for benefits	$249,495,279	$243,563,682

See accompanying notes to the financial statements.

Jennie-O Turkey Store Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Two Months Ended December 31, 2022	Year Ended October 30, 2022
Additions:
Contributions from employer	$2,097,977	$9,805,551
Contributions from participants	2,171,179	11,087,919
Employee rollover	6,556	147,018
Interest and dividend income	228,604	1,816,434
Interest income – promissory notes receivable	120,875	757,485
Total additions	4,625,191	23,614,407

Deductions:
Distributions	3,280,964	27,322,740
Administrative expenses	577	276,325
Total deductions	3,281,541	27,599,065

Net realized and unrealized appreciation (depreciation) in fair value of investments	4,587,947	(41,480,472)
Net additions (deductions)	5,931,597	(45,465,130)
Net assets available for benefits at beginning of period	243,563,682	289,028,812
Net assets available for benefits at end of period	$249,495,279	$243,563,682

See accompanying notes to the financial statements.

Jennie-O Turkey Store Retirement Savings Plan
Notes to the Financial Statements
December 31, 2022
1. Description of the Plan
The following description of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution plan covering substantially all non-exempt employees of Jennie-O Turkey Store, Inc., a wholly owned subsidiary of Hormel Foods Corporation (the Company or the Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Effective October 31, 2022, the Plan was amended to change the Plan year to a calendar year. The Plan year will be the annual period beginning on January 1 and ending on December 31, and the period beginning on October 31, 2022 and ending on December 31, 2022 is a short plan year. Certain transitional rules were also put in place.
Eligibility - Employees in recognized employment, as defined by the Plan, become participants upon completing 180 days of continuous service.
Contributions - Employees who elect to contribute to the Plan can authorize a deduction of 1% to 50% of their pre-tax and/or after tax compensation, subject to Internal Revenue Service (IRS) limitations. Eligible employees who have not enrolled shall be deemed to have automatically elected to contribute 2% of their pre-tax compensation to the Plan through payroll deductions. Participants with authorized pre-tax deductions of less than 5% will have their contribution percentage increased by 1% each year up to a maximum of 5% of eligible compensation. Participants receive advance notice of their right to elect out of both of these automatic plan features and are permitted to stop or change either feature at any time.
The Company provides a matching contribution equal to 50% of the first 2% of pay contributed for the pay period. The Company’s fixed contribution to the Plan is an amount equal to 4% of the eligible employee’s earnings each pay period.
Participant Accounts - Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the employer’s contributions, and an allocation of the earnings and losses for the participant’s selected investment funds. The participant’s account is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Investments - Contributions to the Plan are invested in one or more investment funds at the option of the participant. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Participants may also invest in self-directed brokerage accounts.

Vesting - Participant contributions are fully vested immediately. The employer matching and fixed contributions are fully vested after three years of vesting service.
Payment of Benefits - Benefits are payable upon termination of service due to death, disability, termination, or retirement in the form of a lump sum, annuity, partial or installment payment equal to the vested value of the participant’s account. Complete details of payment provisions are described in a summary plan description, available from the Sponsor.
Forfeitures and Unallocated Assets - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future employer contributions or plan administrative expenses. Forfeitures used to reduce employer contributions and plan administrative expenses for the two month period ended December 31, 2022 and the year ended October 30, 2022, totaled $643 and $575,582, respectively. Forfeited accounts and unallocated assets (e.g. loan repayments, rollovers) as of December 31, 2022 and October 30, 2022 were $293,222 and $121,541, respectively.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one year to five years or up to 15 years for the purchase of a primary residence. The interest rate is 1% over the prime rate of interest published in The Wall Street Journal on the date the loan is granted. The loans are secured by the balance in the participant’s account. Participants are required to make repayments of principal and interest through payroll deductions. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Plan Termination - The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

2. Significant Accounting Policies
Basis of Accounting - The accounting records of the Plan are maintained on the accrual basis.
Investment Valuation and Income Recognition - Investments held by the Plan are stated at fair value with the exception of fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Contract value reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and is the relevant measure for the portion of assets attributable to fully benefit-responsive investment contracts. See Note 3 - Fair Value Measurements for further discussion of investment valuation.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the period or year.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no distributions payable to participants as of December 31, 2022 or October 30, 2022.

Notes Receivable from Participants - Promissory notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2022 or October 30, 2022.
Administrative Expenses - All costs and expenses of administering the Plan are paid by the Plan or the Employer.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Rounding - Certain amounts in the financial statements and associated notes may not foot due to rounding. All percentages have been calculated using unrounded amounts.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Fair Value Measurements
Accounting guidance establishes a framework for measuring fair value. That framework classifies assets and liabilities measured at fair value into one of three levels based on the lowest level of input significant to the valuation. The three levels are defined as follows:
•Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.
•Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Non-Pooled Separate Account
The non-pooled separate account consists of common stock of Hormel Foods Corporation, which is valued at the last reported sales price on the last business day of the period, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. The Company has implemented a dividend pass through election for its participants.

As directed by Great West Trust Company, LLC, the Plan’s independent fiduciary, the trustee will vote any allocated shares for which it has not received a voting instruction from the participant, as well as any unallocated shares, in the same proportion as those allocated shares for which participants have provided their voting instructions, unless contrary to ERISA. For tender or exchange offers, participants shall have the same rights as for voting, except that any shares for which participants have not provided a tender or exchange direction, will not be tendered or exchanged.

This fund is approximately 3% of the total investments in the Plan at December 31, 2022 and October 30, 2022.
Self-Directed Brokerage Assets
The self-directed brokerage assets consist of common stock and mutual funds, which are valued at the last reported sales price on the last business day of the period/year, and uninvested cash, which is recorded at carrying value as maturities are less than three months. These assets are deemed to be a Level 1 investment.
Separate Trust Accounts - Mutual Funds
The mutual funds are held in separate investment accounts, which are valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions and no unfunded commitments.
•The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.
•The international equities investment includes a mix of predominately foreign common stocks and cash.
•The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts - Collective Trust Funds
The collective trust funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions and no unfunded commitments.
•The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.
•The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.
•The international equities fund includes a mix of predominately foreign common stocks and cash.
•The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, domestic and foreign common stocks, and cash.

The investments of the Plan that are measured at fair value on a recurring basis as of December 31, 2022 and October 30, 2022, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at December 31, 2022
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Non-pooled separate account:
Hormel Foods Corporation Stock Fund	$7,132,533	$7,132,533	$—	$—

Self-directed brokerage accounts	22,325	22,325	—	—
Total investments in the fair value hierarchy	7,154,858	$7,154,858	$—	$—

Investments measured at net asset value:
Separate trust accounts:
Mutual funds	5,777,929
Collective trusts	181,415,754
Total separate trust accounts	187,193,683
Total investments at fair value	$194,348,541

	Fair Value Measurements at October 30, 2022
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Non-pooled separate account:
Hormel Foods Corporation Stock Fund	$7,310,248	$7,310,248	$—	$—

Self-directed brokerage accounts	23,240	23,240	—	—
Total investments in the fair value hierarchy	7,333,488	$7,333,488	$—	$—

Investments measured at net asset value:
Separate trust accounts:
Mutual funds	5,664,562
Collective trusts	176,291,585
Total separate trust accounts	181,956,147
Total investments at fair value	$189,289,635

4. Fully Benefit-Responsive Investment Contract
The General Investment Account is a fully benefit-responsive investment and is reported at contract value in the statements of net assets available for benefits. The statements of changes in net assets available for benefits are also prepared on a contract value basis. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
The fully benefit-responsive investment contract with Empower Retirement, LLC (Empower) is a general account evergreen group annuity contract. Empower maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of Empower, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Empower is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as the investment-year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.
The investment option for the General Investment Account is a Stable Interest Account, provided through a group annuity contract. This contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestitures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

5. Income Tax Status
The Plan has received a determination letter from the IRS dated December 7, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.
Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Related Parties
The Plan maintains the following investments that qualify as party-in-interest transactions:
•collective trust funds managed by Great West Trust Company, LLC;
•common stock of Hormel Foods Corporation; and
•General Investment Account of the record keeper, the Empower Retirement, LLC.

These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

7. Subsequent Events

Management evaluated subsequent events for the Plan through June 28, 2023, the date the financial statements were available to be issued.

Jennie-O Turkey Store Retirement Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN: 41-0734466 Plan Number: 003
December 31, 2022

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held		Current Value

Insurance company general account:
Empower Retirement, LLC *:
General Investment Account, contract value			$38,990,335

Non-pooled separate account:
Great West Trust Company, LLC*:
Hormel Foods Corporation Stock Fund*	316,986	units	7,132,533

Separate trust accounts:
Great West Trust Company, LLC*:
BlackRock Equity Index S&P 500	281,992	units	7,994,694
BlackRock LifePath Index 2025	1,815,804	units	28,090,135
BlackRock LifePath Index 2030	1,907,198	units	31,317,260
BlackRock LifePath Index 2035	1,314,914	units	22,838,092
BlackRock LifePath Index 2040	844,447	units	15,364,984
BlackRock LifePath Index 2045	715,558	units	13,497,741
BlackRock LifePath Index 2050	674,626	units	12,984,840
BlackRock LifePath Index 2055	570,353	units	11,040,922
BlackRock LifePath Index 2060	289,855	units	4,678,669
BlackRock LifePath Index 2065	30,162	units	261,415
BlackRock LifePath Index Retirement	949,389	units	13,358,091
BlackRock MSCI ACWI ex-US Index	43,290	units	590,509
BlackRock Russell 2500 Index	37,461	units	833,818
BlackRock US Debt Index	90,130	units	996,621
Core Plus Bond Fund	459,893	units	3,934,282
Global Equity Bond Fund	2,285,572	units	19,411,610
Total separate trust accounts			187,193,683

Self-directed brokerage assets
Charles Schwab & Co.			22,325

Promissory notes*	Varying maturity dates with interest rates ranging from 4.25% to 9.25%		15,532,653
Total assets (held at end of year)			$248,871,529

*Indicates a party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

JENNIE-O TURKEY STORE RETIREMENT SAVINGS PLAN

Date: June 28, 2023	By:	/s/ PAUL R. KUEHNEMAN
PAUL R. KUEHNEMAN Vice President and Controller, Hormel Foods Corporation